

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
Germán Quiroga
Co-Chief Executive Officer
Emmanuel Grenier
Co-Chief Executive Officer
Cnova N.V.
Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands

>   **Re: Cnova N.V.**
>   **Registration Statement on Form F-1**
>   **Filed June 4, 2014**
>   **File No. 333-196521**

Dear Messrs. Quiroga and Grenier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review,

including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Please disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Alternatively, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements. The following are examples only of some of your competitive position assertions:

- "We are one of the largest global eCommerce companies…." (page 1)

- "Our branded sites . . . are among the most well-recognized in the markets in which we operate." (page 1)

- "we hold the leading eCommerce market position [in France] . . .. " (page 80)

5. Please tell us what consideration you have given to filing tax opinions. Please refer to Item 8(a) of Form F-1 and Item 601(b)(8) of Regulation S-K.

Market and Industry Data, page ii

6. Please delete or revise as necessary the third sentence of the first paragraph so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Certain Definitions, page iii

7. Please include in this section the definitions of "Founding Shareholders" and "Initial Shareholders," including an indication that CBD, Via Varejo and certain managers of Nova Pontocom will indirectly hold shares in the capital of Dutch HoldCo via Lux HoldCo and Nova.

Summary, page 1

8. Please revise to disclose in your prospectus summary the percentage ownership and percentage voting control of your principal shareholders upon consummation of the offering, using the appropriate defined term(s) for such holders or groups of holders. Please also disclose that these shareholders will continue to have significant influence and control over the company after this offering and the related risks to investors, and include a reference to such risks in the bulleted list of risk factors on page 3. On page 7, please also revise to identify the "existing shareholders" that hold the specified percentage ownership and voting power.

9. Please include a statement concerning the enforceability of civil liabilities against foreign persons in your prospectus summary.

10. Please revise the bulleted list of risk factors on page 3 to include the fact that you will be a controlled company after the offering and references to the risks related to the Reorganization.

Summary Combined Historical Financial Information, page 9

11. The chronological order of your audited financial statements is not consistent with the chronological order of financial information presented elsewhere in your registration statement. Please revise so that the audited financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered.

12. Reference is made to your disclosure on pages 11 and 56 of pro forma Adjusted EBITDA and pro forma Gross Margin for the years ended December 31, 2011 and 2012. Please tell us your consideration of reconciling these pro forma non-GAAP measures to the most directly comparable financial measures presented in accordance with GAAP pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Providing pro forma financial information for the years ended December 31, 2012 and 2011 in Management's Discussion and Analysis of Financial Condition and Results of Operations in response to our comment below will help facilitate the reconciliations.

Risk Factors, page 13

13. Please include a risk factor describing the risk that the Reorganization will not be completed prior to completion of the offering, or tell us why such disclosure is unnecessary.

Risks Related to Our Business and Industry, page 13

A substantial portion of our sales is paid for in installment payments . . ., page 29

14. We note that a substantial portion of your sales are paid for in installment payments. Please quantify this amount so that investors may assess the magnitude of the risks you describe.

Our special voting shares…, page 38

15. Please clarify your statement regarding the voting control to be held by "[s]hareholders who hold special voting depository receipts, including our Parent Companies." As it appears that there is not complete overlap between the Founding Shareholders and Parent Companies, it is unclear whether the percentage of voting control held by each of the shareholders who hold voting depository receipts, the Founding Shareholders and the Parent Companies is the same or, if not, whether you are including all such groups in this statement. In addition, as it appears that such persons will exercise control over more than a majority of your voting shares, please revise your statement that they will "have significant influence" over your business and management to clarify that they will control your business and management.

Certain of our directors may have actual or potential conflicts of interest…, page 39

16. Please revise this risk factor to describe fully the risks to investors of such actual or potential conflicts of interest. Currently, the risk only indicates why such conflicts may exist and that such conflicts may cause the appearance of conflicts of interest.

Important Information and Cautionary Statement Regarding Forward-Looking Statements, page 43

17. We note your statement on page 44 that "the foregoing list of important factors may not contain all of the material factors that are important to you." While you can provide summaries and not complete descriptions, all material information must be presented. Please revise the prospectus to include all material information and revise the statement we quote above.

Use of Proceeds, page 45

18. Please confirm that you have provided the disclosure in this section in reliance on the last sentence of Item 3.C.1 of Form 20-F.

19. Please disclose expected use of proceeds in the event the underwriters exercise their over-allotment option.

Capitalization, page 47

20. Please explain to us why it is appropriate to exclude the "current account with related parties" in your calculation of total capitalization.

Our History, page 49

21. Please provide disclosure about capital expenditures and divestitures pursuant to Item 4 of Form F-1 and Item 4.A.5-6 of Form 20-F.

Unaudited Pro Forma Combined Financial Information, page 50

Pro Forma Adjustments, page 52

22. Please show us how to reconcile the following pro forma adjustments to the pro forma financial information on pages 51 and 52:

- the €75.2 million intercompany financing amount in the first bullet point on page 53;

- the €81 million receivable in the third bullet point on page 53; and

- the €3.3 million judicial deposit in the last bullet point on page 53.

23. Please expand your disclosure to better describe the €6.4 million pro forma asset adjustment disclosed in the first bullet point on page 53.

Selected Financial Information, page 54

Non-GAAP Financial Measures, page 57

Free Cash Flow, page 58

24. Please explain to us why you include the line item, "of which changes in working capital," in your reconciliation of free cash flow to net cash from operating activities on page 59. This line item does not appear to impact your calculation of free cash flow.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

25. Reference is made to your discussions of pro forma income statement data for the years ended December 31, 2012 and 2011 throughout your comparisons of period to period results of operations which gives effect to the consolidation of Nova Pontocom with Casino Entreprise and the Nova Pontocom Reorganization as if the transactions had

occurred on January 1, 2011. Please disclose how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Note that it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. In addition, please consider presenting complete pro forma financial information (reflecting the adjustments) for the years ended December 31, 2012 and 2011 in a table within your discussion and analysis in order to better facilitate an understanding of the basis of the information being discussed.

26. Please provide the disclosures required by Item 5.C of Form 20-F.

Components of Results of Operations, page 66

27. We note your disclosure of other revenues in the net sales table on page F-31. Please tell us your consideration of discussing in further detail the nature of these revenues, their directly associated costs and the overall profitability related to other revenues. Please also tell us your consideration of disclosing your revenue recognition accounting policies for other revenues that materially impact your overall profitability in note 1.21 to the combined financial statements.

Financial income (expense), net, page 68

28. Please explain why you expect the average number of installment payments your customers make to decline.

Liquidity and Capital Resources, page 73

29. Please disclose information on the level of borrowing as of December 31, 2013, the seasonality of borrowing requirements, the maturity profile of borrowings and borrowing interest rates. Refer to Item 5.B of Form 20-F.

30. Please add information concerning the principal capital expenditures currently in progress, including the method of financing. See Item 4 of Form F-1 and Item 5.B.3 of Form 20-F.

Contractual Obligations, page 75

31. Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission's Guidance

Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Quantitative and Qualitative Disclosure about Market Risk, page 77

Other Market Risks, page 78

32. We note your disclosure that you do not believe that you have material exposure to interest rate risk due to the fact that you have no long-term debt. However, you disclose the current and non-current portion of financial debt in note 24 to the combined financial statements. Please revise for consistency or explain to us why the disclosure is accurate.

Management, page 119

33. Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. See Item 4 of Form F-1 and Item 6.A.5 of Form 20-F.

Directors and Director Nominees, page 119

34. Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

Board Structure, page 120

35. We note that after the expiration of the directors' initial terms, a "standard term in principle will apply." Please revise to disclose the length of the directors' terms after expiration of their initial terms.

Principal Shareholders, page 139

36. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Casino Guicharsd-Perrachon, S.A., Dutch HoldCo, Companhia Brasileira de Distribuição, Via Varejo S.A and Almacenes Éxito S.A. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Description of share Capital, page 143

General Meetings of Shareholders, page 149

37. Please make clear what the statutory minimum convening notice period is.

<u>Enforcements of Judgments, page 187</u>

38. Please include discussion of all material jurisdictions as necessary, for example, Brazil and France.

<u>Financial Statements, page F-1</u>

<u>Audited Combined Financial Statements of Cnova N.V., page F-2</u>

<u>Combined statements of cash flows, page F-6</u>

39. Please show us how to reconcile depreciation, amortization and provision expense to the disclosures in the notes to the combined financial statements.

<u>Combined statements of changes in combined equity, page F-7</u>

40. Please tell us the nature of items flowing through the "Gain or loss not wholly owned entity" and "Other movements" line items. Please also point us to disclosure in the notes to combined financial statements explaining these items or explain to us why no disclosure is provided.

41. We note your disclosure in footnote (i) that the accumulated losses of loss-making operations discontinued or transferred to other entities were refinanced by a capital increase in cash in 2011. We are unable to locate any disclosure in the statement of cash flows or elsewhere in the financial statements regarding the capital increase. Please tell us how this capital increase was recorded and recognized in your financial statements. In addition, please disclose this transaction in more detail.

<u>Notes to Combined Financial Statements, page F-8</u>

42. Reference is made to the restructuring charges in the combined income statements. Please provide the disclosures required by paragraphs 84 and 85 of IAS 37.

43. Please provide the disclosures required by paragraphs 90 - 94 of IFRS 13 for non-recurring fair value measurements.

<u>Description of reporting entity, page F-8</u>

44. The last sentence on page F-8 states that the combined financial statements reflect the eCommerce operations of Casino, GPA and Via Varejo as they are to be reported retrospectively in Cnova consolidated financial statements once the *NPC reorganization*

is completed. Please explain to us why the NPC reorganization rather than the Cnova reorganization will trigger retrospective reporting by Cnova or revise.

Note 1 Significant accounting policies, F-10

1.1 Standards and interpretations published but not yet mandatory, page F-10

45. The disclosure in the second full paragraph on page F-11 stating that IFRIC 21 was early adopted contradicts the third bullet point on page F-10. Please revise for consistency or explain to us why the disclosure is accurate.

1.13 Goodwill and intangible assets, page F-18

46. For intangible assets assessed as having an indefinite useful life, please disclose the reasons supporting the assessment of an indefinite useful life. In giving these reasons, please describe the factor(s) that played a significant role in determining that the asset has an indefinite useful life. Refer to paragraph 122(a) of IAS 38.

1.17 Provisions, page F-22

47. It appears that a portion of the disclosure in the second sentence in the third full paragraph on page F-22 has been inadvertently omitted. Please revise or advise.

1.21 Revenue recognition, page F-23

48. Please provide a schedule of the additions, deductions and balances of your return allowance for each year or provide Schedule II as required by Rules 5-04 and 12-09 of Regulation S-X.

1.23 Fulfillment expenses, page F-24

49. Please tell us how you account for extended warranties sold to customers and the authoritative literature applied.

1.3 Use of judgments, estimates and assumptions

50. Please tell us how the tax credits disclosed in the first full paragraph on page F-13 are classified in the combined balance sheets.

Note 2 Earnings per share, page F-27

51. Please tell us how you determined the weighted average number of ordinary shares before dilution. Please also tell us your consideration of disclosing instruments that could

potentially dilute basic earnings per share in the future and whether this disclosure will be applicable once the Cnova reorganization occurs. Refer to paragraph 70(c) of IAS 33.

Note 5 Segment information, page F-30

52. Please disclose segment assets, segment liabilities and reconciliations to the combined balance sheets. Refer to paragraph 21 of IFRS 8.

53. Please disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive, in which case that fact should be disclosed. Refer to paragraph 32 of IFRS 8.

Note 6 Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, page F-31

Expenses by nature and function, page F-31

54. Please tell us your consideration of further disaggregating "Other expenses" included in the table of expenses by nature and function. Refer to paragraph 104 of IAS 1.

Operating lease expense, page F-31

55. We are unable to locate any disclosure in note 28 regarding non-cancellable sub-leases. Please revise or advise.

Note 7 Financial income and expense, page F-32

56. Please revise to provide a separate table of financial income and expense. Please refer to paragraph 82 of IAS 1.

Note 8 Taxes, page F-32

57. Please reconcile the "Recognition of tax effect of previously unrecognized tax losses" line item in the table on page F-33 to the discussion of unrecognized tax loss carryforwards in the second to last paragraph on page F-34. Please also explain to us why recognition was appropriate in fiscal 2013.

58. Please disclose the nature of the evidence supporting recognition of unused tax losses. In that regard we note that your taxable temporary differences are not sufficient against which the unused tax losses can be utilized and you have a history of recent losses. Please refer to paragraphs 34 – 36 and paragraph 82 of IAS 12.

Note 10 Net cash and cash equivalents, page F-35

59. Please disclose the nature of your continuing involvement in derecognized financial assets. Refer to paragraph 42B of IFRS 7.

Note 11 Trade receivables, net page F-36

60. Please tell us the events occurring during 2013 that support the reversal of previously recognized impairment losses.

Note 12 Inventories, net page F-37

61. Please disclose the amount of any write-down of inventories recognized as an expense, the amount of any reversal of any write-down and the circumstances or events that led to the reversal. Refer to paragraphs 36(e)-(g) of IAS 2.

Note 13 Other current assets, net, page F-37

62. Please tell us how ICMS is recovered and your consideration of disclosing how it's recovered.

Note 14 Other non-current assets, net, page F-37

63. Please tell us the nature and amounts of items included in "Other financial assets." In addition, tell us your consideration of disclosing significant items and their amounts included in other financial assets.

Note 16 Property and equipment, net page F-39

64. Reference is made to the second table on page F-39. Please tell us what is included in the fiscal 2011 and 2012 reclassifications and other movements line items.

Note 17 Intangible assets, net page F-40

65. Reference is made to the second table on page F-40. Please tell us what is included in the fiscal 2011 and 2012 reclassifications and other movements line items.

Note 19 Impairment of goodwill, tangible and intangible assets, page F-41

66. Reference is made to the impairment losses disclosed in the second full paragraph on page F-41. Please provide the disclosure required by paragraphs 131 and 134 of IAS 36.

Note 21 Share-based payments, page F-43

67. Please tell us how the fair value of Cdiscount shares was determined and where the related expense is reflected in the financial statements.

68. Please tell us how the fair value of Nova.com shares underlying the NPC granted options was determined. In addition, please disclose the information required by paragraph 45 of IFRS 2 and provide a narrative description of the program duration and how expected volatility was determined. Refer to paragraph 47(a) of IFRS 2.

Note 22 Provisions, page F-45

69. Please provide the disclosures required by paragraph 85 and 86 of IAS 37 with respect to claims and litigation provisions and contingent liabilities.

70. Please tell us the nature of other adjustments to the fiscal 2012 claims and litigation liability and the basis for the surplus reversal in fiscal 2011.

Note 24 Financial debt, page F-47

71. Please disclose the maturity dates and interest rates of your financial debts.

Note 27 Financial risk management objectives and policies, page F-49

72. Reference is made to the second table on page F-50. The 2012 total for receivables past due does not cross foot. Please revise or advise. In addition, please tell us how to reconcile the impaired receivables column to the tables in Note 11.

Note 30 Related party transactions, page F-53

73. Please expand your disclosure to discuss the related party relationships in more detail including the material terms and conditions of outstanding balances. Refer to paragraph 18 of IAS 24. Also, please revise the table of related party transactions on page F-54 to separate the disclosures for each of the categories in paragraph 19 of IAS 24. In addition, consider disclosing how transaction prices were determined and any ongoing contractual or other commitments as a result of the arrangements.

Note 32 Main combined companies, page F-55

74. Please explain to us why the percent of control and percent interest are different for the investment in Monshowroom. Please also consider adding disclosure in this regard.

Audited Consolidated Financial Statements of Nova Pontocom Comercio Eletronico S.A., page F-56

75. Please address the above comments to the extent applicable.

76. Reference is made to your disclosure in the first paragraph on page F-9 that control of NPC was obtained by Casino on July 2, 2012. In light of the July 2, 2012 control date, please explain to us why you provided financial statements for the year ended December 31, 2012 rather than for the six months ended June 30, 2012 referencing the authoritative literature you relied upon.

Notes to Consolidated Financial Statements, page F-62

Note 1 Significant Accounting Policies, page F-62

1.3.11 Financial liabilities, page F-72

77. We note that debt issue costs and issue and redemption premiums are amortized using an actuarial method. Please tell us what actuarial method is used, how you apply the method and the authoritative literature that supports your accounting policy.

Part II

Item 9. Undertakings, page II-2

78. Please provide the undertaking required by Item 9 of Form F-1 and Item 512(a)(6) of Regulation S-K.

Outside Back Cover Page of Prospectus

79. Please provide prospectus delivery obligation language on the outside back cover page of the prospectus. See Item 2 of Form F-1 and Item 502(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.


Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director


cc: Josh Kiernan, Esq.
       Andrew Weisberg, Esq.
       White & Case LLP